Exhibit 99.3

MIP LESSEE, L.P.

Consolidated Financial Statements

December 31, 2003

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Partners
MIP Lessee, L.P.:

We have audited the accompanying consolidated balance sheet of MIP Lessee, L.P. and subsidiary (the Partnership) as of December 31, 2003 and the related consolidated statements of income, partners’ capital, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MIP Lessee, L.P. and subsidiary as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

March 24, 2004

MIP LESSEE, L.P.

Consolidated Balance Sheet

December 31, 2003

Assets
Current assets:
Cash and cash equivalents	$3,068,551
Accounts receivable, net of allowance for doubtful accounts of $87,779	2,906,545
Prepaid expenses	1,828,683
Deposits, inventory and other	901,331

Total current assets	8,705,110
Investments in hotel properties	295,145,832
Accumulated depreciation	(39,732,180)

Investments in hotel properties, net	255,413,652
Assets held for sale	34,366,647
Restricted cash	9,470,146
Intangible assets, net of accumulated amortization of $3,508,191	5,674,685

Total assets	$313,630,240

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$1,662,011
Accrued expenses and other liabilities	10,965,250
Distributions payable	19,564,938
Accrued interest payable	228,071

Total current liabilities	32,420,270
Long-term debt	190,028,523

Total liabilities	222,448,793

Minority interest - Meristar Hospitality Corporation	40,000,000
Commitments
Partners’ capital	51,181,447

$313,630,240

See accompanying notes to consolidated financial statements.

MIP LESSEE, L.P.

Consolidated Statement of Income

Year ended December 31, 2003

Revenues:
Rooms	$63,137,834
Food and beverage	25,274,335
Other operating departments	4,586,451

Total revenues	92,998,620

Operating costs and expenses:
Rooms	16,596,259
Food and beverage	17,454,931
Other operating expenses	3,006,902
Undistributed expenses:
Administrative and general	8,802,545
Property operating costs	19,669,713
Management fees	2,005,484
Property taxes, insurance and other	7,184,738
Depreciation and amortization	13,096,760
Impairment of investments in hotel properties	24,000,000

Total operating expenses	111,817,332

Operating loss	(18,818,712)
Interest expense, net	12,209,522

Loss before minority interest - MeriStar Hospitality Corporation	(31,028,234)
Minority interest - MeriStar Hospitality Corporation	8,757,217

Net loss from continuing operations	(39,785,451)
Loss from discontinued operations	(9,643,549)

Net loss	(49,429,000)

See accompanying notes to consolidated financial statements.

MIP LESSEE, L.P.

Consolidated Statement of Partners’ Capital

Year ended December 31, 2003

		General	Limited
		Partners	Partners
	Total	1%	99%
Balance, December 31, 2002	100,610,447	1,006,104	99,604,343
Net loss	(49,429,000)	(49,429)	(49,379,571)

Balance, December 31, 2003	$51,181,447	$956,675	$50,224,772

See accompanying notes to consolidated financial statements.

MIP LESSEE, L.P.

Consolidated Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:
Net loss	$(49,429,000)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	14,882,808
Impairment of investments in hotel properties	32,247,956
Minority interest	8,757,217
Change in operating assets and liabilities:
Accounts receivable, net	926,187
Prepaid expenses	(948,683)
Deposits, inventory and other assets	(342,405)
Accounts payable	592,431
Accrued expenses and other liabilities	607,550
Accrued interest payable	(622,443)

Net cash provided by operating activities	6,671,618

Cash flows from investing activities:
Investments in hotel properties	(5,535,329)
Increase in restricted cash	(9,470,146)

Net cash used in investing activities	(15,005,475)

Cash flows from financing activities:
Repayments of borrowings	(183,342,683)
Proceeds from borrowings	193,000,000
Deferred financing costs paid	(5,321,850)

Net cash provided by financing activities	4,335,467

Net decrease in cash and cash equivalents	(3,998,390)
Cash and cash equivalents, beginning of year	7,066,941

Cash and cash equivalents, end of year	$3,068,551

Supplemental cash flow information:
Cash paid for interest, net of capitalized interest of $542,157	$14,478,972

See accompanying notes to consolidated financial statements.

MIP LESSEE, L.P.

Consolidated Statement of Cash Flows

December 31, 2003

(1)	Organization

MIP Lessee, LP (the Partnership) is a limited partnership organized on March 31, 2000 to lease and operate the hotels owned by MeriStar Investment Partners, L.P. (MIP, L.P.). The following table lists the general partners and limited partners of the Partnership.

General Partners:
MIP GP, LLC
MIP Gen Par, LLC
Limited Partners:
Interstate H&R Operating Company, L.P.
Oak Hill Capital Management Partners, L.P.
MIP Scottsdale, Inc.
MIP Bloomington, Inc.
MIP San Diego, Inc.
MIP Iowa City, Inc.
MIP Trumbull, Inc.
MIP Anchorage, Inc.
MIP Newark, Inc.
MIP Milwaukee, Inc.
MIP Walnut Creek, Inc.
MIP Philadelphia, Inc.
Oak Hill Capital Partners, L.P.

MIP GP, LLC and Interstate H&R Operating Company, L.P. are affiliated with Interstate Hotels & Resorts, Inc. (Interstate). The remaining partners are affiliated with Oak Hill Capital Management, Inc.

The Partnership owns the general partnership interest in MIP, L.P., a limited partnership organized on March 31, 2000 to acquire and own upscale, full-service hotels. MeriStar Hospitality Corporation, a related party, through its subsidiary MeriStar Hospitality Operating Partnership (MHOP) owns the limited partnership interest in MIP, L.P. in the form of a preferred investment and does not participate in the earnings of MIP, L.P. in excess of its preferred return. Accordingly, the financial results of MIP, L.P., which include the operations of the hotels, have been included in the consolidated financial statements of the Partnership.

MIP LESSEE, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

At December 31, 2003, Lessee leased the following hotels (the Hotels) owned by MIP, L.P.:

Name of Hotel	Location
Radisson Resort & Spa	Scottsdale, AZ
Hilton Airport Hotel	Minneapolis, MN
Radisson Hotel	San Diego, CA
Sheraton Hotel	Iowa City, IA
Marriott Hotel	Trumbull, CT
Sheraton Hotel	Anchorage, AK
Hilton Hotel	Newark, CA
Wyndham Hotel	Milwaukee, WI
Embassy Suites	Walnut Creek, CA
Embassy Suites	Philadelphia, PA

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Partnership and its subsidiary, MIP, L.P. All significant intercompany balances and transactions have been eliminated.

(b)	Cash Equivalents

The Partnership considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

(c)	Restricted Cash

Restricted cash includes repair and replacement reserves required by the lender.

(d)	Investment in Hotel Properties

Investments in hotel properties are recorded at cost. Building and building improvements are depreciated on a straight-line basis over 40 years. Furniture and equipment are depreciated on a straight-line basis over estimated useful lives of five to seven years.

(e)	Intangible Assets

Intangible assets primarily consist of deferred financing costs and franchise costs. Financing costs incurred in obtaining debt are amortized over the lives of the related debt instruments using a method that approximates the interest method. Franchise costs are amortized on a straight-line basis over the terms of the related franchise agreements.

(f)	Impairment of Long-Lived Assets

The Partnership accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS No. 144 provides a single accounting model for long-lived assets to be disposed. SFAS No. 144 also change the criteria for classifying an asset as held for sale and broadens the scope of businesses to be disposed

MIP LESSEE, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

In accordance with SFAS No. 144, long-lived assets and certain intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to probable estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

The Partnership classifies a hotel as held for sale in the period in which it has made the decision to dispose of the hotel, a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of nonrefundable cash and no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner. If these criteria are met, the Partnership records an impairment loss if the fair value less costs to sell is lower than the carrying amount of the hotel and will cease incurring depreciation. The Partnership classifies the loss, together with the related operating results, as discontinued operations on our statement of operations and classifies the assets and related liabilities as held for sale on the balance sheet.

(g)	Derivative Financial Instruments and Hedging

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (FAS No. 133) requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 137 and No. 138 amended certain provisions of FAS No. 133.

The Partnership is a party to two interest rate cap agreements. Under the cap agreements, the Partnership made initial premium payments to the counterparty in exchange for the right to receive payments from the counterparty if interest rates exceed specified levels during the agreement period. Parties to interest rate cap agreements are subject to market risk for changes in interest rates and credit risk in the event of nonperformance by the counterparty.

At the inception of these hedges, the Company did not prepare the contemporaneous documentation required by FAS 133. Accordingly, all changes in fair value of the interest rate cap were recorded in earnings.

(h)	Partners’ Capital and Allocation of Profits

In general, the allocation of income and losses are made in proportion to the partners’ respective capital contributions.

MIP LESSEE, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

(i)	Revenue Recognition

Revenue is earned primarily through the operation and management of the Hotels and is recognized when earned.

(j)	Income Taxes

No provision has been made for income taxes since any such amount is the liability of the individual partners.

(k)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the partners to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(l)	Fair Value of Financial Instruments

The Partnership's financial instruments include cash equivalents, accounts receivable, accounts payable and accrued expenses, including distribution payable, and variable rate debt. The fair value of cash equivalents, accounts receivable, accounts payable and accrued expenses, including distributions payable, were not materially different from their carrying values given their short-term nature or contractual values. The fair value of the LIBOR-based variable rate debt approximates its carrying value.

(3)	Investments in Hotel Properties

Investments in hotel properties consist of the following at December 31, 2003:

Land	$32,387,350
Buildings and building improvements	220,321,094
Furniture, fixtures, and equipment	33,556,803
Construction-in-progress	8,880,585

295,145,832
Less accumulated depreciation	(39,732,180)

$255,413,652

(4)	Other Assets

Other assets consist of the following at December 31, 2003:

Deferred financing costs	$8,716,660
Franchise costs	433,015
Other	33,201

9,182,876
Less accumulated amortization	(3,508,191)

$5,674,685

MIP LESSEE, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

(5)	Long-Term Debt

On March 31, 2000, MIP, L.P. entered into a $260 million senior secured acquisition credit facility (Credit Facility) with a syndicate of lenders. The Credit Facility had a three-year initial term and two one-year extensions at MIP, L.P.’s option. During the initial term, the interest rate on the Credit Facility was 300 basis points over the 30-day London Interbank Offered Rate (LIBOR). Outstanding borrowings on the

Credit Facility were repaid on March 27, 2003. During 2003, interest expense incurred on the Credit Facility was $267,610. The deferred financing costs associated with the Credit Facility were fully amortized on the repayment date.

On March 27, 2003, MIP, L.P. entered into two separate agreements with Lehman Brothers Holdings Inc. to borrow an aggregate of $193 million to repay amounts due under the Credit Facility. The Loan Agreement provided a principal amount of $135 million and matures on April 9, 2006. The Mezzanine Loan Agreement provided a principal amount of $58 million and matures on April 9, 2006. The loans are secured by the Hotels and various hotel reserve accounts as defined in the loan agreements. Both loan agreements were amended on April 15, 2003.

The amended Loan Agreement reduced the principal amount to $128,100,000 and amended certain of the other terms. The amended Loan agreement increased the interest rate from 175 basis points to 275 basis points over the 30-day London Interbank Offered Rate (LIBOR). Principal and interest are paid monthly in accordance with an amortization schedule with all unpaid principal due at maturity.

The amended Mezzanine Loan Agreement increased the principal amount to $64,900,000 and amended certain other terms. The amended Mezzanine Loan agreement decreased the interest rate from the 30-day London Interbank Offered Rate (LIBOR) plus 12.3319% to 30-day LIBOR plus 9.441063%. Principal and interest are paid monthly in accordance with an amortization schedule with all unpaid principal due at maturity.

During 2003, the Partnership incurred interest costs on the Loan Agreement and Mezzanine Loan Agreement of $6,636,902 and $7,219,627, respectively.

During 2003, the Partnership entered into two interest rate cap agreements. At December 31, 2003, the interest rate caps have a fair value of $290,933. During 2003, a total of $259,117 was recorded to interest expense related to the changes in fair value of the interest rate caps.

(6)	Impairment of Long-Lived Assets

During 2003, the Partnership entered into a binding agreement to sell the Radisson Resort & Spa in Scottsdale, AZ. The assets relating to this hotel have been classified as held for sale and the Partnership recorded an impairment charge of $8,247,956 to reduce the carrying value of the hotel to its estimated fair value. The Partnership reclassified the assets and liabilities relating to this hotel as held for sale in our consolidated balance sheet as of December 31, 2003. The following table sets forth the balance sheet and statement of income detail of this hotel:

Property and equipment, net	$33,999,993
Other assets	366,654

Total assets	$34,366,647

Total liabilities	$1,792,658

Revenues	$15,406,395

Net operating loss	$1,395,593

The operations of this hotel, including the impairment loss of $8,247,956 and net operating loss at $1,395,543 are classified as discontinued operations in the statement of operations.

During 2003, the Partnership recognized an impairment loss of $24,000,000 on the Hilton Hotel in Newark, CA to reduce the carrying value of this asset to its estimated fair value as a result of continuing negative trends in occupancy and operating results.

MIP LESSEE, L.P.

Notes to Consolidated Financial Statements

December 31, 2003

(7)	Minority Interest

MHOP, the limited partner in MIP, L.P., earns a cumulative preferred return of 16% per annum on its investment. The preferred return is paid on a cumulative basis as provided in the MIP, L.P. partnership agreement. The Partnership accrued $8,757,217 for the preferred return in 2003 which is recorded as distributions payable on the consolidated balance sheet. Subsequent to 2001, the Partnership has not paid the preferred return.

(8)	Commitments

MeriStar Management Company, L.L.C., a subsidiary of Interstate, provides management services to the Partnership under five-year management agreements. The management agreements include termination provisions upon the sale of a hotel. The management fees for the Hotels range from 2% to 4% of total revenue based on the operating performance of the individual hotel. The Partnership incurred management fees of $2,621,707 in 2003.

(9)	Subsequent events

The partnership trailing twelve months debt service coverage ratio was below the minimum requirement of 1.15 times at December 31, 2003. As a result, all rents and proceeds with respect to the properties are currently deposited into a lender controlled lockbox as of March 23, 2004.